August 26, 2010
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 5 to Registration Statement on Form S-1 Filed August 11, 2010 File No. 333-165452
Dear Mr. Owings:
     On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated August 23, 2010 addressed to the Company with respect to the above-referenced filing. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 6 to the Registration Statement (the “Amendment”) responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
Prospectus Cover Page
1.	We note your response to comment 7 in our letter dated July 22, 2010. Please disclose in the third paragraph that entering into the new credit agreement is a condition to the closing of the initial public offering.
Response: The Company has revised its disclosure on the prospectus cover page to disclose in the third paragraph that the underwriting agreement will provide (i) that the satisfaction of all conditions precedent to the new senior revolving credit facility (other than the closing of the initial public offering) and the receipt of not less than a to be determined amount in gross proceeds in initial borrowings simultaneously with payment for the shares of its common stock offered in the offering and (ii) the satisfaction of all conditions precedent to the Culligan Refill Acquisition (other than the closing of the initial public offering) are both conditions to the closing of the initial public offering.

H. Christopher Owings
August 26, 2010

Prospectus Summary, page 1
Culligan Refill Acquisition, page 2
2.	Please describe in greater detail the timing and structure of how you expect to condition the initial public offering closing on the execution of the credit agreement. If there are any risks with this structure, please describe here and in the risk factors. For example, disclose whether the execution of the new credit agreement will be subject to the execution and delivery of mutually acceptable definitive documentation as well as the satisfaction of material conditions precedent. Disclose whether there is any risk that the new credit agreement may not be completed or that the loan amount may be reduced, and explain the resulting impact on the initial public offering, including the use of proceeds. Please make similar revisions under Culligan Refill Acquisition on page 85.
Response: The Company has revised its disclosure to describe in greater detail how the closings of the initial public offering, the new senior revolving credit facility and the Culligan Refill Acquisition are interrelated. In particular, the Company has added disclosure to the effect that it will not be able to consummate the initial public offering unless it is concurrently entering into and closing the new senior revolving credit facility on substantially the terms described in the prospectus. The Company has also revised its disclosure to state that it will not consummate the offering on the terms described in the prospectus unless it believes the Culligan Refill Acquisition will close promptly thereafter. The Company has also revised its disclosure (including in the Risk Factors section) to describe the risks associated with this structure. Finally, the Company has made similar revisions in the Culligan Refill Acquisition section beginning on page 86. See pages 2, 3, 32 and 86.
Recent Developments, page 4
3.	Please describe here and under Use of Proceeds on page 34 the use of the proceeds of the additional notes issued in August 2010. Refer to Instruction 4 to Item 504 of Regulation S-K.
Response: The Company has revised its disclosure to describe the anticipated use of proceeds of the additional notes to be issued later in August 2010. See pages 5 and 35. The Company will update this disclosure in a subsequent amendment once the closing of the sale of the additional notes occurs.
Risk Factors, page 13
It is possible that our spin-off of Prima ..., page 23
4.	Please delete the language in the first paragraph on page 24 suggesting that the rescission remedy for Prima shareholders is $0, since, as noted in comment 4 in our letter dated July 22, 2010, it appears that the Prima securities had value. Furthermore, you should avoid mitigating language in risk factors.
Response: The Company has revised its disclosure to remove the language suggesting the rescission remedy for Prima shareholders is $0 and to remove the mitigating language in the same risk factor. See page 24.

H. Christopher Owings
August 26, 2010

MD&A — Liquidity and Capital Resources, page 56
New Senior Revolving Credit Facility, page 59
5.	Prior to effectiveness of the registration statement, please describe in greater detail the material financial covenants that will be contained in the new credit agreement.
Response: The Company has revised its disclosure to describe in greater detail the material financial covenants that will be included in the new credit agreement. See page 60.
Principal Stockholders, page 130
6.	Please identify in footnote 16 to the table the natural persons who comprise the committee that manages Murphy Alternative Investments, LLC.
Response: The Company has revised its disclosure to identify in footnote 16 to the table the natural persons who comprise the committee that manages Murphy Alternative Investments, LLC. See page 134.
Exhibit 5.1
7.	Please revise the first paragraph to identify the total number and/or amount of securities covered by the registration statement and opinion. In addition, please revise the third paragraph to include all applicable Delaware statutory provisions.
Response: Exhibit 5.1 has been revised to identify the amount of securities covered by the registration statement and the opinion. In addition, the third paragraph of the Exhibit 5.1 has been revised to include a reference to applicable Delaware statutory provisions.
8.	Please delete the qualification in the penultimate paragraph relating to filing the certificate of incorporation.
Response: Exhibit 5.1 has been revised to delete the qualification in the penultimate paragraph relating to filing the certificate of incorporation.
Additional Revisions Made in the Amendment
For the convenience of the Staff, the Company notes that it has added a new section to “Recent Developments” in the Prospectus Summary to disclose certain operational developments in its business.
* * *

H. Christopher Owings
August 26, 2010

     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call me at (704) 331-7406 with any questions you may have regarding this letter.

Very truly yours,
/s/ Sean M. Jones

Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) (4 copies) Mark Castaneda (Primo Water Corporation) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)